UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRAINSWAY LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, Par Value NIS 0.04 Per Ordinary Share

(Title of Class of Securities)

10501L106

(CUSIP Number of Class of Securities)

Menachem Klein, Esq.

BrainsWay Ltd.

19 Hartum Street

Bynet Building, 3rd Floor

Har HaHotzvim

Jerusalem, 9777518

Israel

+972 (3) 582-4030

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Perry Wildes, Adv. Oded Bejarano, Adv. Gross & Co. One Azrieli Center Tel Aviv 6702100, Israel +972 (3) 607-4444	Rick A. Werner, Esq. Jayun Koo, Esq. Haynes and Boone, LLP 30 Rockefeller Plaza New York, New York 10112 (212) 659-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,879,918.50	$1,078

1	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all the outstanding options to purchase Ordinary Shares of Brainsway Ltd. (the “Issuer”) that may be eligible for exchange in the offer will be tendered pursuant to the offer. This calculation assumes options to purchase an aggregate of 1,473,800 Ordinary Shares, having an aggregate value of $9,879,918.50 as of May 4, 2021, calculated based on the average of values using binominal option pricing model, will be exchanged pursuant to this offer.

2	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Options dated May 4, 2021 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

BrainsWay Ltd., an Israeli corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel, and the telephone number of its principal executive offices is 972-2-582-4030.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to all the Eligible Optionholders (as defined in the Exchange Offer), subject to specified conditions, to exchange some or all of their outstanding options to purchase Ordinary Shares, par value NIS 0.04 per Ordinary Share (the “Ordinary Shares”), for new options to purchase Ordinary Shares.

An option will be eligible for exchange (an “Eligible Option”) if (i) it is held by an Eligible Optionholder and (ii) was granted under the Company’s 2014 Share Incentive Plan, as amended by our Amended and Restated 2019 Share Incentive Plan (together, the “Plan”). As of May 4, 2021, there were outstanding options to purchase an aggregate of approximately 1,473,800 Ordinary Shares, or approximately 100% of our outstanding options, that constitute Eligible Options.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant new options (each, a “New Option”) following the Expiration Time (as defined in the Exchange Offer) for the same number of Ordinary Shares and subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form (the “Election Form”), the form of which is attached hereto as Exhibit (a)(1)(C).

Each Eligible Optionholder that elects to exchange Eligible Options pursuant to the Exchange Offer must submit its election via a properly completed, signed and delivered Election Form, upon which it will be granted New Options, subject to the terms and conditions of the Exchange Offer.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Optionholders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”) and Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Ordinary Shares”) of the Offering Memorandum is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum are incorporated herein by reference.

The address and telephone number of each executive officer and director of the Company is:

BrainsWay Ltd.

19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem

9777518, Israel

972-2-582-4030

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Christopher R. von Jako	President and Chief Executive Officer
Dr. Yiftach Roth	Chief Scientist
Hadar Levy	Senior Vice President, General Manager of North America, and interim Chief Financial Officer
Moria Ankri	Vice President Research and Development
Amit Ginou	Vice President Field and Manager of Israel Operations
Christopher Boyer	Vice President of Global Marketing

Directors
Dr. David Zacut	Chairman of the Board
Avner Hagai	Vice Chairman of the Board
Eti Mitrany	Director
Karen Sarid	Director
Prof. Abraham Zangen	Director
Yossi Ben Shalom	Director
Avner Lushi	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Optionholders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Brainsway; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”), Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) and Section 14 (“Consideration; Fees and Expenses”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The document incorporated herein by reference as Exhibit (d)(1) (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 19, 2021), and the document incorporated herein as Exhibit (d)(2) also contain information regarding agreements relating to securities of the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New Options”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Exchange Offer.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth under, and incorporated in, Section 8 (“Information Concerning Brainsway; Financial Information”), including Schedule A, and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Options, dated May 4, 2021

(a)(1)(B)	Form of Announcement Email to Eligible Optionholders

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Optionholders Regarding the Expiration of the Exchange Offer

(a)(1)(H)	Form of Email to Eligible Optionholders Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)	Form of Expiration Notice Email

(b)	Not applicable

(d)(1)	BrainsWay Amended and Restated 2019 Share Incentive Plan

(d)(2)	BrainsWay Form of Award Agreement

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2021	BRAINSWAY LTD.

	By:	/s/ Christopher von Jako
Christopher von Jako
President and Chief Executive Officer